USQ CORE REAL ESTATE FUND
SHAREHOLDER SERVICES PLAN

Effective September 18, 2017, and as amended June 22, 2023

Section 1. This Shareholder Services Plan (the "Plan") constitutes the shareholder services plan for the USQ Core Real Estate Fund (the "Fund"), and is adopted upon review and approval by the Board of Trustees (the "Trustees" or the "Board") of the Fund.
Section 2. The Fund (or another service provider on behalf of the Fund) is authorized to execute and deliver written agreements ("Servicing Agreements") with financial institutions which are shareholders of record or which have a servicing relationship ("Service Organizations") with the beneficial owners of a class of the Fund's shares of beneficial interest ("Shares"). Such Servicing Agreements shall require the Service Organizations to provide administrative or shareholder support services as set forth therein and as described in the Fund's registration statement to their customers who own of record or beneficially Shares. In consideration for providing such services, a Service Organization will receive a fee from the Fund, computed daily and paid monthly in the manner set forth in the Servicing Agreements, (measured in total for a Share Class, not necessarily per Service Organization) at an annual rate not to exceed the following amounts: (i) 0.25% of the Fund's average net assets attributable to Class I shares, and (ii) 0.25% of the Fund's average net assets attributable to Class IS shares. Any bank, trust company, thrift institution, broker-dealer, insurance company or other financial institution is eligible to become a Service Organization and to receive fees under this Plan. All expenses incurred by the Fund with respect to its Shares in connection with the Servicing Agreements and the implementation of this Plan shall be borne entirely by the holders of Shares of the Fund.
Section 3. So long as this Plan is in effect, the administrator (or another service provider) shall provide to the Fund's Board, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made. In addition, the administrator (or another service provider) shall provide to the Board an annual report on all Service Agreements in effect for the Fund.
Section 4. The Plan shall not take effect with respect to the Shares of the Fund until it has been approved by a vote of a majority of the Trustees who are not "interested persons" of the Fund (as defined in the Investment Company Act of 1940) and who have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the "Disinterested Trustees").
Section 5. This Plan may be amended at any time with respect to the Fund by the Board, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.
Section 6. This Plan is terminable at any time with respect to the Fund by vote of a majority of the Disinterested Trustees.
Section 7. This Plan has been adopted as of September 18, 2017, and amended effective June 22, 2023.
Section 8. The Fund is a statutory trust organized under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq) and under an Agreement and Declaration of Trust and any and all amendments thereto. Pursuant to Section 3804 of the Delaware Statutory Trust Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series, whether such series is now authorized and existing pursuant to the governing instrument of the Fund or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such series only, and not against the assets of the Fund generally or any other series thereof, and, except as otherwise provided in the governing instrument of the Fund, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Fund generally or any other series thereof shall be enforceable against the assets of such series.

4881-2052-3087.2